Kaya Holdings, Inc.

915 Middle River Drive, Suite 316

Ft. Lauderdale, Florida 33304

VIA EDGAR

December 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3629

Ladies and Gentlemen:

Re:	Kaya Holdings, Inc.
Registration Statement on Form S-1
File No. 333-283570

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-283570) filed by Kaya Holdings, Inc. on December 3, 2024 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact our counsel, Dale S. Bergman of Lewis Brisbois Bisgaard & Smith LLP, at 954.302.4162.

Very Truly Yours,

KAYA HOLDINGS, INC.

By: /s/ Craig Frank

Craig Frank, Chief Executive Officer